RBS Acceptance Inc.

600 Washington Boulevard

Stamford, Connecticut 06901

                January 6, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kayla Florio

Re:	RBS Acceptance Inc. (the “Registrant”) Registration No. 333-190962 Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Act”), we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement No. 333-190962 to 2:00 p.m., Eastern Standard Time, January 10, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, in response to the comment received by telephone on December 19, 2013, the Registrant hereby confirms that it shall, in the prospectus supplement for any offering of securities pursuant to the Registration Statement, describe any legal proceedings as required by Item 1117 of Regulation AB.

Very truly yours,

RBS ACCEPTANCE INC.

By:	/s/ James Raezer
	Name:	James Raezer
	Title:	Principal Financial Officer and Principal Accounting Officer